SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 30 June 2005

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Fixed Income Investor Presentation

Telstra Eurobond Issue 2005 – Supplementary Information Memorandum

Telstra announces successful €1billion Eurobond issue

Telstra Eurobond Issue 2005 – Additional Supplementary Information Memorandum

Telstra Corporation Limited Fixed Income Investor Presentation John Stanhope Chief Financial Officer Page 11 1

Disclaimer

- The financial information in this pack is based on Telstra's publicly released financial results as at 30 June 2004 & 31 December 2004 . Caution should be used in extrapolating Telstra's FY05 results from the information in this pack. Telstra's final FY05 results will be released on 11 August 2005.
- Estimates in this pack have been developed by Telstra based on information and assumptions known to date. They are subject to uncertainties at this stage.
- Actual results could vary materially from these estimates. They are not a forecast or a representation by Telstra or any other person as to what will happen in the future.

Page 2

Agenda

Telstra

Telstra	**4**
▪ Privatisation Process (T3)	9
▪ Business	13
▪ Financials	26
▪ Regulation	37
▪ Debt Management	41
▪ Summary	48
Appendices	**50**
▪ Australian Economy	51
▪ New CEO announced	54
▪ Telstra Background	58
▪ Sensis	61
▪ A-IFRS	64

Page 3

Telstra Page444

Telstra – who are we?

Telstra

- Australia's leading telecommunications and information services company
- 14th largest telco globally by market capitalisation (30 Jun 04)
- Full service, fully integrated operating model
- Telstra has in Australia:
  - Access: > 10.1m lines
  - Mobiles: > 8.1m customers
  - Online: > 2.7m internet customers
  - PayTV: > 1.3m customers
- International presence in New Zealand, Hong Kong and regional networks
- Continuous, rigorous, public, political and regulatory scrutiny

Telstra -
a well established, world class telco

Page 5

Telstra Structure

Telstra

CEO
Solomon Trujillo

Customer Business Units
Staff: 13k

	Revenue $b p.a. (Approx)*
Consumer & Marketing (David Moffatt)	5.3
Telstra Country Wide (Doug Campbell)	5.0
Business & Government (David Thodey)	4.3
Sensis (Bruce Akhurst)	1.4
Wholesale (Deena Shiff)	2.6
Big Pond (Justin Milne/Philip Jones)	0.6
International (Brian Pilbeam)	1.3

Corporate Enabling Units
Staff: 4k

	Main Functions
Finance & Admin (John Stanhope)	M&A, IT, Risk Mngt & Audit, Finance Services, Productivity, Treasury, Investor Relations
Corporate Secretary (Douglas Gration)	

Corporate & Human Relations (Bill Scales)	Human Resources, Corporate Relations, Regulatory, Health & Safety

Legal (Will Irving)

Service & Provision Units
Staff: 20k

	No. Of Employees (Approx)
Infrastructure Services (Michael Rocca)	18,000
Telstra Technologies & IP (Ted Pretty)	2,000

New CEO starts 1 July 2005

Page 6

Strength from full service fully integrated model

Telstra

Internet	Data	Mobile (CDMA & GSM)	Virtual Private Networks
PSTN	Domestic Long Distance	Last Mile Access	Satellite Services
Broadband HFC	Broadband ADSL	International Calls	Directories
Pay TV	Content Ventures	Research & Development	Regional Investments

All products, all markets:
total communication and entertainment solutions

Page 7

Ownership

Telstra

Government of Australia	Public & Institutions		
	Australian Retail (26%)	Australian Institutions (16%)	Internationa l Institutions (6%)
51.8%	48.2%		

Telstra

Full Market Capitalisation: A$62b[(1)] (€37b)

Market Cap. (Free Float): A$30b[(1)] (€18b)

Shareholders: 1.7 m

T3 -
full privatisation planned for 2006

(1) $5.00 per TLS share. Exchange rate: €0.60=A$1.00

Page 8

PrivatisationProcess(T3) Page999

T3 - possible timeline



Q1
March
2005
Q2
June
2005
Q3
September
2005
Q4
December
2005
Q1
March
2006
Q2
June
2006
Q3
September
2006
Q4
December
2006
Scoping Study
Offer structure formulated
• 2004/05 Annual Results on 11 August 2005
• T3 enabling legislation tabled
T3
• 2005/06 Annual Results in mid-August 2006

T3 depends on

new legislation, market conditions & other factors

Page 10

T3- Scoping & Structure Issues (1)

Telstra

- T3 possible but not certain
  - market conditions
  - legislative changes
  - other
- Scoping Study for government due 30 June
  - conducted by UBS & Caliburn Partners and expected to include:
    - capital structure
    - corporate structure
    - operational separation
    - offer structure
    - sale process/timing/logistics

Page 11

T3- Scoping & Structure Issues (2)

- **Government Issues**
  - decision to proceed
  - legislative changes
  - sale process and instruments
  - other
- **Telstra Board & Management Issues**
  - corporate structure
  - capital structure
  - other
- **Government & Telstra working on a co-ordinated, constructive basis (as per T1 & T2)**

Page 12

Business Page131313

Strategy

Telstra

Improve customer service

Align investment to growth drivers

- Broadband
- Wireless
- Advertising
- IP Networks

Strong earnings and free cash flows

Cost and productivity improvements

- six sigma
- cross company process review
- reducing cost of service delivery

Manage migration

- Bundling
- Fixed SMS

Execution will deliver stronger shareholder returns

Page 14

Telstra's market share remains strong



Basic Access
18%
(16%)
71%
(75%)
Local
20%
(18%)
71%
(74%)
Domestic LD
63%
(65%)
International LD
50%
(52%)
Mobile
45%
(46%)
Data
64%
(64%)
Subscription TV
59%
(58%)
Sensis Advertising (main media)
13%
Narrowband
26%
(26%)
Broadband
38%
(37%)
38%
(42%)
Internet & IP
41%
(39%)
Telstra share
Other
Resold
( ) previous year

Full service model
provides competitive advantages

Source: Management estimates 04/05 & (03/04)

Page 15

Market competition in Australia

Telstra

Carrier	Fixed Voice (%) (1)	Mobiles (%) (1)	Data (%) (1)
Telstra	71	46	47
Optus/SingTel	11	35	20
AAPT/TCNZ	4	-	6
Vodafone	-	15	-
Hutchison	-	4	-
Other	14	-	27

Telstra leads
in all market segments

Source: CSFB report 2005 (1. % of revenue)

Page 16

Diverse revenue streams


Intercarrier Services 5%
Solutions Management 2%
Various Controlled Entities 8%
Other Sales & Service* 11%
Data & Internet 13%
Basic Access 14%
Inbound Calling Products 2%
Local Calls 7%
Mobiles 17%
PSTN Value Added Services 1%
Sensis (Advertising & Directories) 6%
Internat. Direct 1%
Fixed to Mobile 7%
National Long Distance 6%

Strength and stability
through diversity

*Other Sales & Service includes other sales & service, payphones & customer premise equipment, investment income

Page 17

Integrated IP future

Yesterday


Fixed network
and services
Mobile network
and services
Internet network
and services

Tomorrow


Wireless access
IP NETWORK
Fixed access

Shift to IP

can be managed effectively

Page 18

Broadband lifts-off



Broadband Subscribers (000s)
Wholesale
Retail
245
57
188
361
121
240
508
220
288
806
379
427
1,233
611
622
1, 479
761
718
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Mar 05

Broadband -
continued strong growth

Page 19

FOXTEL Pay TV JV– a key asset

Telstra

- **Foxtel Pay TV – a key element in Telstra product bundle**
- **Interactive content fuels demand**
- **Delivery via satellite and cable**
- **Digital roll-out with more sophisticated set top box**
- **Committed to our 50% shareholding** (News Ltd & PBL 25% each)

FOXTEL -
delivering a better TV experience

Page 20

Wireless & mobility expansion

Telstra


2G
2.5G
3G
GSM
CDMA
Broadband IP wireless
GSM 9Kbps 5-35Km
GPRS
25Kbps 5-35Km
EDGE 100Kbps 2-10 Km
3GSM (WCDMA) 250Kbps 2-10Km
HSDPA 3Mbps
Infrastructure share
CDMA 14Kbps 9-60Km
1xRTT
80Kbps 9-50Km
1x EVDV
1x EVDO
300-600 Kbps 9-30Km
1x EV -DO Rev A
600 – 700 Kbps 9-30Km
National rollout
Flarion 1.5Mbps 3-8Km
WiMax
Trial
Telstra Strategic Position
Active rollout
Retaining option
Not currently pursuing

3GSM network
ready second half 2005

Page 21

Wireless capability in Australia

- 2.5G
  - 1x National rollout complete
  - i-mode
  - Push To Talk
- 3G GSM
  - JV Established - national metro coverage
  - Network extension underway
  - Services to be offered 1H 05/06
- 3G CDMA
  - EVDO - capital city and selected regional coverage
  - Seamless handover to CDMA 1x
- 3G WiFi
  - Locations expanding including public payphones

Roll-outs largely timed to meet customer demand

Page 22

Sensis – a clear growth strategy



New growth via search and M&A
Local Advertising M&A
Domestic Business Services M&A
Establish and grow Sensis Search
sensis.com.au / sensis®1234 / Sensis Wireless
Local Advertising Brands
Yellow Pages®
White Pages®
CitySearch®
Whereis®
MediaSmart®
Trading Post®
AutoTrader™
JustListed ™
Zest for life
Future channel
Business Services
Invizage Technology
Location & Navigation
Business Information Services
Print
Online
Voice
Wireless
ITV
Core business- integrate, expand and grow

Commercial search

is the future for Sensis

Page 23

PSTN Voice – managing the migration

Telstra

Challenges


regulatory intervention
mobile substitution
competitive Pressures
disruptive technologies (VOIP/ULL)
PSTN

Response

- Investigating pricing strategy
- Trialling VOIP
- F2M Convergence framework
- Product/Package development

PSTN
still a significant cash flow generator

Page 24

Main international operations- key financials

Telstra

	CSL (HK Mobiles) (Standalone basis)		TelstraClear (NZ's No 2 telco) (Standalone basis)		Reach (Int. connectivity JV)
	1H 04	1H 05	1H 04	1H 05	CY 04
	HK$m		NZ$m		US$m
Total revenue	2,014	2,173	337	351	323
EBITDA	662	623	78	78	100
EBIT	252	208	(5)	1	
Comments	▪ Successful launch of 3G in Dec 04 ▪ Pricing pressure remains intense		▪ Retail revenue growth 7% ▪ Strengthened IT capabilities		▪ Outsourced model focused on parents' capacity requirements

Key International ventures in sound condition

Page 25

Financials Page262626

5 year financial summary

Telstra

A$b	Year ended 30 June [1] 2000	2001	2002	2003	2004
Total revenue	20.6	23.1 [3]	20.9	21.7	21.3
EBITDA	8.6	9.8	9.5	9.2	10.2
EBIT	5.9	7.0	6.2	5.7	6.6
Profit after tax & minorities	3.7	4.1	3.7 [4]	3.4 [4]	4.1
Shareholders' equity [3]	11.6	13.7	14.1	15.4	15.4
Operating cashflow	6.5	6.6	7.1	7.1	7.4
Return on average equity (%)	33.7	32.7	26.8 [4]	23.2 [4]	26.8
Free cashflow (after capex)	1.7	0.2 [2]	3.8	4.6	4.2
Operating capex	4.7	4.4	3.5	3.3	3.0

Steady results
in period of industry turmoil

1. Audited annual financial statements as per AGAAP
2. After providing A$ 2.8b cash flow for Asian JVs (PCCW)
3. Includes A$ 3b from revenue from sale of assets (PCCW JV)
4. Note: Approx. A$ 1b write down in CSL YE 02 and approx. A$ 1b write down for Reach YE 03 impact the PAT and ROE

Page 27

Underlying results (1H 05)

Telstra

	$b 1H04	1H05	% Δ
Sales Revenue	10.46	10.95	4.8
Underlying Domestic Sales Revenue	9.74	10.18	4.5
Operating Expenses	5.35	5.55	3.8
EBITDA	5.26	5.49	4.3
EBIT	3.46	3.66	5.9
NPAT	2.13	2.32	8.8
EBITDA Margin	50.3%	50.1%	(0.2)
EBIT Margin	33.1%	33.4%	0.3
Domestic Operating Capex (inc. 3G)	1.33	1.8	33
Free Cash Flow	1.83	2.18	20

Delivering on
improved business performance

* Caution - should not extrapolate half year to full year

Page 28

PSTN voice products



-1.9%
$4,200
$4,100
$4,000
$3,900
$3,800
$3,700
$3,600
$3,500
PSTN
$4,047m
$90m
($89m)
($51m)
($15m)
($2m)
($8m)
PSTN
$3,972m
1H 04
Basic Access
Local Calls
STD
ID
Fixed to Mobile
VAS
1H 05

Maximising PSTN voice through:

- Bundling
- Rebalancing
- Feature penetration
- Call completion

Optimising cash flow from fixed network

* Caution - should not extrapolate half year to full year

Page 29

Mobiles – continuing to deliver

Telstra



Including Terminating Revenue
$2,433m
$2,620m
+7.7%
+3.7%
9.0%
Handsets $186m
Terminating $507m
Mobile Services $1,740m
$198m
$526m
$1,896m
1H 04
1H 05



Mobile ARPUs per month ($)
Incl terminating
100
80
60
40
20
0
Postpaid $77
Blended $53
Prepaid $19
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04

- SIO growth 14%
- Pre paid SIO growth 32%, post paid 4%
- Mobile data growth 24%

Solid performance in increasingly competitive market

* Caution - should not extrapolate half year to full year

Page 30

Sensis – consistent growth story

Telstra



Revenue
Underlying Growth
$952m
$76m
TPG
+8.3%
$809m (inc. $40m Other)
Sensis (inc Other)
$876m (inc. $62m Other)
1H 04
1H 05



EBIT
Underlying Growth
$508m
$22m
TPG
$453m
+7.3%
$453m
Sensis (incl other)
$486m
1H 04
1H 05

- Growth in online & voice
- Higher 1H due to metro Yellow Pages release in 2Q
- Trading Post (TPG) meeting expectations

  Other reported in Telstra across other sales and service, solutions management and other revenue

Sensis - delivering on strategy

* Caution - should not extrapolate half year to full year

Page 31

Underlying sales drivers- 1H05

Movement A$M



168
155
100
56
45
-20
-21
-75

Drivers of Revenue Growth	A$M Actual	Growth %
Total mobiles	2,094	8.7
Internet & IP solutions	624	33
Other Sales & Service	376	36.2
Pay TV	121	86.2
Advertising & Directories	814	5.9
ISDN	453	(4.2)
Specialised Data	495	(4.1)
PSTN	3,972	(1.9)

Strong growth in Mobiles, Internet & IP as PSTN voice falls

* Caution - should not extrapolate half year to full year

Page 32

Underlying operating expenses


$5,345m
+3.8%
$5,547m
($1)m
$29m
Equity
Accounted
losses
$1,635m
$1,737m
$1,944m
$1,656m
$2,033m
$1,859m
1H 04
1H 05

Labour **+1.3%**
- Salary increases absorbed
- Lower redundancy expense
- Greater front of house capability

Goods & Services Purchased **+17.0%**
- Satisfying customer demand
- Handset subsidies
- Growth in network payments
- Pay TV bundling

Other operating exp. **-4.4%**
- Lower IT support costs
- Improved credit management
- Focussed marketing campaigns
- Lower plant & equipment costs

Cost growth largely demand driven

* Caution - should not extrapolate half year to full year

Page 33

Capital expenditure & depreciation

Telstra

CAPEX

Domestic core Capex allocated to meet demand ...


1H 05
Total = $1,774m
77
31
131
215
386
934
1H 04
Total = $1,332m
+33%
29
120
111
143
158
771
Meet Current Demand
New Revenue Growth
Including 3G
Asset Lifecycle Mgt
Efficiency
Retention
Compliance

D&A

Depreciation & Amortisation growth is slowing ...


1H 05
Total = $1,824m
61
315
1,448
1H 04
Total = $1,802m
+1.2%
60
298
1,444
Depreciation
Amortisation
(ex goodwill)
Goodwill

FY05 capex guidance

$3.3 billion including 3G

* Caution - should not extrapolate half year to full year

Page 34

Capital management drivers

Telstra

- Stable operating and regulatory environment
- Focus on domestic core business (includes NZ market)
- Robust cash flows
- Ongoing productivity improvements

Largely driven by
core domestic business environment

Page 35

Target financial parameters



%
1. Payout Ratio (Ordinary Dividends Declared)
100
80
60
40
Target Zone 80 %
Weaker
Stronger
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Dec 05



%
2. Gearing – Net Debt
55
50
45
40
35
Target Zone 45 - 55%
Weaker
Stronger
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Dec 05



Times
3. Interest Cover – EBITDA/ Net Int Exp
15
10
5
0
Target Zone greater than 8 times
Stronger
Weaker
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Dec 05



Times
4. Debt Servicing – Net Debt/EBITDA
2.0
1.7
1.4
1.1
0.8
0.5
Target Zone 1.3 – 1.7 times
Weaker
Stronger
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Dec 05

Target parameters provide flexibility for the future

with further capital returns of $1.5b pa over next 2 years

Page 36

Regulation Page373737

Industry/Regulatory framework

Telstra


Ombudsman
TIO
Consumer policy
• Service quality
• USO
• Other (eg free DA)
ACA
• Price Caps
• Access deficit
• Investment impact
Competition policy
• Conduct regime
• Access regime
ACCC
Technical regulation
ACIF

Australia has well developed competitive telco environment

ACCC = The Australian Competition and Consumer Commission

ACA = Australian Communications Authority

ACIF = Australian Communications Industry Forum

TIO = Telecommunications Industry Ombudsman

Page 38

Australian regulatory environment

Telstra

- 1992 – competition introduced (2 network carrier licenses, 3 mobiles)
- 1997 – open competition (unlimited entry)
- Social regulation
  - minimum national fixed line service (USO=Universal Service Obligation) funded by telco industry
  - price cap of CPI+4% for basic access with offsetting CPI-4.5% reductions in fixed calls (current price cap expires 1 July and is being reviewed)
  - minimum service standards for outlying regions
- Competition regulation
  - Regulated access pricing for declared services has scope for commercial negotiations. (Declared services inc. unbundled local loop, originating / terminating access, local call resale and spectrum sharing.)
  - Local number portability 1997
  - Mobile number portability 2001

Telstra has demonstrated track record of effectively managing regulation

Note: Price caps now apply to less than 50% of Telstra's revenues

Page 39

Regulatory issues

Telstra

Current

- Price caps review
- Mobile termination pricing
- Final decision on ULL/LSS undertakings
- USO costing for 2005-2008
- T3 regulatory review
- Regulation of broadband competition (ULL)
- Local call service review

Future

- FTTH, FTTN Next Generation Networks (Fibre to the home & node)
- VoIP (Voice over internet protocol)
- T3 - Full Privatisation

Regulatory issues proactively managed

Page 40

DebtManagement Page414141

Long term debt maturity profile


A$b
3
2.5
2
1.5
1
0.5
0
05/06
06/07
07/08
08/09
09/10
10/11
11/12
12/13
13/14
14/15
15/16
16/17
17/18
18/19+
Years
Focus area

Current Profile v Target

	Years Av. Maturity	Years Duration
Current	4.8	3.8
Target	4 ↔ 6	3 ↔ 5

Next borrowing targeted to lengthen maturity profile

Page 42

05/06 funding requirements and sources

Telstra

	A$ b
Funding Requirements:	
- Maturing long term debt	1.0
- Net internal cash flow	1.4
Total	**2.4**
Funding Sources	
- Long term borrowings	1.6
- Reduction in liquid assets	0.0
- Increased short term borrowings	0.8
Total	**2.4**

A €1b issue meets long term borrowings planned for 05/06

Note: Approximate only. Are adjusted continually over year to reflect cash flows, capital investments, sales, etc.

Page 43

Debt facilities at June 05

Telstra

	Size	Type	Drawn
Long:	€8b	Debt Issuance Program	€2.3b (A$ 3.9b)
	US$ 1.25b	SEC Registered Shelf (US)	nil
Short:	A$ 2b	Domestic CP Program	nil
	US$ 4b	US " "	€0.16b (US$ 0.2b)
	€ 4b	Euro " "	Nil
	NZ$ (NA)	NZ " "	€0.12b (NZ$ 0.2b)
Standbys:	A$ 0.8b	Committed standby lines	Nil
	up to A$ 1b	Substantial committed o/d	Nil

Drawdowns and low utilisation levels
give ample capacity

Page 44

Key debt parameters
(year end June 30)

Telstra

A$b	2001	2002	2003	2004
Gross Debt	14.1	13.7	12.3	11.9
Net Debt (1)	12.5	12.3	11.0	11.2
Interest Cover (2) (x)	12.7	10.7	10.2	12.9
Net Debt Ratio(%)	48.0	47.0	42.0	42.0
Debt Coverage Ratio (3)	1.3	1.3	1.2	1.1

Reflect financial strength and flexibility

(1) After deducting cash & liquid financial investments from Gross Debt
(2) Net interest cover based on EBITDA & includes capitalised interest
(3) EBITDA/Net Debt

Page 45

Telco credit ratings (May 05)


Moody's
SBC Comm.
BellSouth Corp
Vodafone
Telstra
TCNZ
NTT
SingTel
Telia Sonera
TELEF
FT
DT
KPN
KT Corp
BT
Sprint
QWest
C&W (UK)
AT&T
Aa2
Aa3
A1
A2
A3
Baa1
Baa2
Baa3
Ba3
Ba1
S&P
average
Outlook
Negative
Positive
Investment grade
Non investment grade
SBC Comm.
BellSouth Corp
Telia Sonera
TELEF
Vodafone
TCNZ
FT
DT
KPN
KT Corp
BT
Telstra
SingTel
Verizon
NTT
Sprint
AT&T
C&W
QWest
AA
AA-
A+
A
A-
BBB+
BBB
BBB-
BB+
BB
BB-

Telstra

remains among the strong telcos

Page 46

Telstra credit ratings

Telstra

Agency	Long	Short	Outlook
Standard & Poor's	A+	A1	Negative
Moody's	A1	P1	Negative
Fitch	A+	F1	Stable

Negative outlook
largely reflects increased T3 event risk

Page 47

Summary Page484848

Investment highlights

Telstra

- Full service and fully integrated telco – strong market position & wide range of products & services
- Diversity – from an Australian investment
- Regulatory risk relatively low - well developed competitive environment
- Strongest Australian franchise (No. 1 position in all segments)
- Demonstrated track record in highly competitive environment
  - Successfully managed deregulation
  - Proven cost control
  - Capex control
- Strong cash flows
- Event risk increased due to T3

Opportunity for
quality investment offering diversity

Page 49

Appendices Page505050

Australian Economy Page515151

Australia – key statistics

Telstra

Key Statistics:

- GDP — US$617b (calendar 2004)
- Population — 20.2 m
- Land Mass Area: — 7.7 m square kms (similar size to USA or Europe)
  Coastline: 60 m meters

Economic Forecasts – Key Variables

Variable	02-03	03-04	04-05 (f)	05-06 (f)	06-07 (f)
GDP	3.2%	4.0%	2.3%	3.3%	3.5%
CPI	3.1%	2.4%	2.5%	2.3%	2.6%
Wages growth	3.5%	3.6%	3.7%	4.0%	3.4%
Employment growth	2.5%	1.8%	2.7%	18%	1.5%
Unemployment rate*	6.2%	5.8%	5.1%	5.4%	5.3%

Source: Telstra Economics & ABS * Year average level (f) = Telstra Forecast

Australia-
politically stable with diverse economic base

Page 52

Australia – key statistics



GROWTH IN MAJOR ECONOMIES
Real GDP Growth over Year to March 2005
10%
8%
6%
4%
2%
0%
-2%
Japan
US
Australia
UK
France
Canada
Germany
Italy
China
India



POPULATION DENSITY
Persons per km²
400
350
300
250
200
150
100
50
0
Japan
India
UK
Germany
China
Indon.
France
USA
NZ
Australia



NOMINAL GDP per CAPITA (2004)
$US K per annum
40
30
20
10
0
World average
US
Japan
UK
France
Germany
Canada
Australia
Italy
China
India



INDUSTRY COMPOSITION OF AUSTRALIA
Based on year to Mar. 2004
Other 17%
Government 17%
Agriculture 4%
Finance 23%
Manufacturing 12%
Mining 4%
Communications 3%
Construction 7%
Wholesale / retail 13%

Australian economy - some key comparables

Source: Telstra Economics, ABS & Global Insight

Page 53

TelstraCEO Page545454

NewCEO Page55

5555 NewCEOcont Page565656

NewCEOcont Page575757

TelstraBackground Page585858

595959Page

arstel BellSouthTGSJBW Research GSJBWResearcharnemscooSis iawS Tel snoitItaliacai TelecomnummoC Zealand elefonicaT BCS NewmcoaicTeleonf VerizonTele mcomlecole TeeTecn ceran SalesGrowthFraFlanda EBITDAMarginhBellSout ZeNewelecommolecT mcoeTeleT erporegapo ainSingS lstraemkoT leTeschetDeuare komeonS Teliascheel tT DeupuGro izonreV BT keycomparablesSwisscomGroupBT Italia ecomle TCommunications Telstra-24.0%16.0%8.0%0.0%-8.0%60.0%40.0%20.0%0.0%SBC strong&wellpositioned Tels tra Integratedconsumercommunicationsvision HouseholdServices AccessLinePayTV&Videoon—Narrowband, DemandBroadband—Mediaserver HomeNetwork HomeSecurityoptionsMonitoring&—gateway,firewall, AutomationwirelessLAN Objective––– buildingstrongercustomerrelationships Page606060

Sensis Page616161

Sensis - new growth opportunities

Telstra

Commercial search is fragmenting

Print	Voice	Online	Wireless	In car
Directories	Directory assistance	Directories	Directories	Location
Classifieds	Tele-search	Search engines	Search engines	Local business search
Niche publications	SMS services	Classifieds	Classifieds	Local product search
		Auctions	Local business and product search	
		Comparison	Events	
		Location	Location	
		Vertical search		

Page 62

Sensis' network - well placed to succeed

Telstra

	Print	Online	Voice	In-car	Wireless
Directories	Yellow Pages White Pages	Yellow Pages .com.au White Pages .com.au	Directory Assistance	WhereIS	sensis mobile
Classifieds	TradingPost	TradingPost			TradingPost
Verticals	Accommodation Finder	CitySearch .com.au Accommodation Finder			CitySearch .com.au Accommodation Finder
Search		sensis.com.au	sensis 1234		sensis mobile
Location & Navigation	UBD Gregory's	WhereIS	sensis 1234	WhereIS	WhereIS

Page 63

A-IFRS Page646464

Cautionary statement

Telstra

- The figures presented are our current best estimate of the consequences for Telstra of adopting A-IFRS – accordingly, they remain subject to change
- All amounts are preliminary and unaudited, but reflect the work-in-progress of our IFRS project team, and are based on A-IFRS standards and interpretation as at 1 March 2005
- All forward looking statements represent our best estimate to date and should not be relied upon as a final or exhaustive statement of all possible effects of A-IFRS when ultimately adopted in FY06
- Forward looking statements are inherently uncertain as they are based upon current assumptions, expectations, understandings, analysis and forecasts that may not turn out to be correct
- The forward looking statements contained in this document speak only as of the date of this presentation. Telstra does not undertake to update any forward looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
- Our estimates do not include the effect or likely effect of future transactions or new ventures/acquisitions on financial statements - they are based on events up to 30 November 2004.

Page 65

A-IFRS at Telstra – key messages

Telstra

- **No impact on Telstra's strategy and business performance:**
  - Management decisions are not affected by A-IFRS
  - Telstra's operations are not impacted
- **Under A-IFRS there is likely to be increased volatility in earnings**
- **A-IFRS will not significantly affect net cash flow, ability to borrow funds, or dividends capacity**
  - No change to commitments
  - No change to returns to shareholders

Focus on free cash flows
is not compromised

Page 65

A-IFRS implementation timeline

Telstra

- IFRS project team to manage convergence to A-IFRS
- First set of A-IFRS financial statements will be for the half-year ended 31 December 2005, and for the financial year ended 30 June 2006



Telstra starts A-IFRS project
Offline model developed, and narrative assessment of key impacts and project status disclosed
Transitional impacts reported
Final transitional impacts reported
A-IFRS – Half year reporting to include 1 year of comparatives
A-IFRS – Full year reporting to include 1 or 2 years of comparatives
July 02
1 July 03
31 Dec 03
30 June 04
31 Dec 04
30 June 05
31 Dec 05
30 June 06

Project on schedule
to meet implementation milestones

Page 67

Key transition impacts

Telstra

- Known estimable impacts reported in 31 December 2004 half-year financial statements
- No change to these estimated impacts to date

	Transition date 1 July 2004 $ million (unaudited)
AGAAP total equity	15,361
Total reduction in equity	(852)
A-IFRS total equity	14,509
Major components - increase/(decrease) in equity:	
Consolidation of TESOP and Growthshare Trusts	(291)
Share based remuneration	55
Carrying value differences from the tax base	(184)
Defined benefit pension assets	400
Retranslation of the overseas goodwill balances *	(302)
Expensing of borrowing costs previously capitalised *	(322)
Equity accounting of capacity prepayment for Reach Ltd	(208)

* Optional adjustments under A-IFRS

Transition date of 1 July 04 applies

Page 68

Ongoing impact - financial highlights

Telstra

	Six months to 31 December 2004		Increase/(decrease)
	AGAAP $ million (unaudited)	A-IFRS $ million (unaudited)	31 December 2004 $ million (unaudited)
Income statement			
Sales Revenue	11,275	11,275	-
Total income	11,382	11,360	(22)
Total expenses	5,845	5,871	26
EBITDA	5,537	5,489	(48)
Depreciation and amortisation	1,850	1,733	(117)
EBIT	3,687	3,756	69
Net finance costs	371	424	53
NPAT	2,337	2,391	54
Earnings per share			
Basic	18.6	19.1	0.5
Diluted	18.6	19.0	0.4
Dividend payout ratio	74.5%	72.9%	-1.6%
Net assets	15,254	14,508	(746)
Net debt	11,972	11,967	(5)
Net cash flow	420	422	2
Free cash flow	1,609	1,976	367

The impact of AASB 132/139 Financial Instruments has been excluded from this analysis due to the relevant transition date being 1 July 2005. Each of the above items is addressed in more detail in the following pages and the Appendix.

Earnings may be more volatile,
but net cash flow not significantly affected

Page 69

Target financial parameters

Telstra

	Target	Six months to 31 December 2004 AGAAP (unaudited)	Six months to 31 December 2004 A-IFRS (unaudited)	Increase/ (decrease) 31 Dec. 2004 (unaudited)
Payout ratio (ordinary dividends declared)	80%	74.5%	72.9%	-1.6%
Gearing - Net Debt	45-55%	44.0%	45.2%	1.2%
Interest Cover - EBITDA/ Net Interest Expense	Greater than 8	13.2	12.9	(0.3)
Debt Servicing - Net Debt/ EBITDA	1.3 - 1.7 times	1.1	1.1	0.0

The impact of AASB 132/139 Financial Instruments has been excluded from this analysis due to the relevant transition date being 1 July 2005.

Debt coverage ratios
not materially impacted

Page 70

TelstraTreasuryWebsite http://www.telstra.com.au/communications/treasury/index.cfm Page717171

14 June 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra Eurobond Issue 2005 — Supplementary Information Memorandum

Please find attached a Supplementary Information Memorandum which has been lodged with the United Kingdom Listing Authority. This updates the original Information Memorandum dated 23 September 2004.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Supplemental Information Memorandum

Telstra Corporation Limited
(ABN 33 051 775 556)
(incorporated with limited liability in the Commonwealth of Australia)

€8,000,000,000
Debt Issuance Program

These supplementary listing particulars (“supplemental Information Memorandum”) are prepared in connection with the €8,000,000.000 Debt Issuance Program (“Program”) of Telstra Corporation Limited (“Issuer”) and are supplemental to. and should be read in conjunction with the Information Memorandum dated 23 September 2004 (“Original Information Memorandum”). This Supplemental Information Memorandum comprises supplementary listing particulars as required under section 81 of the Financial Services and Markets Act 2000 (“FSMA”).

Copies of this Supplemental Information Memorandum, which comprises supplementary listing particulars approved by the United Kingdom Listing Authority in accordance with Part VI of the FSMA, have been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of the FSMA.

Arranger

JPMorgan

6 June 2005

Important Notice

Responsibility

Unless otherwise defined in this Supplemental Information Memorandum, terms defined in the Original Information Memorandum have the same respective meaning where they appear in this Supplemental Information Memorandum.

The Issuer accepts responsibility for all information contained in this Supplemental Information Memorandum. To the best of the knowledge and belief of the issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplemental Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the Act or the Listing Rules. The issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

This Supplemental Information Memorandum should be read and construed with any amendment or supplement to it, with any Pricing Supplement and with any other documents incorporated by reference as set out under the section in the Original Information Memorandum entitled “Documents Incorporated by Reference” provided always that any such amendment or supplement and any other such documents incorporated by reference shall not form part of the listing particulars or the supplementary listing particulars as comprised by the Original Information Memorandum and this Supplemental Information Memorandum, respectively.

None of the Arranger nor, when appointed, the Dealers makes any representation or warranty, express or implied as to, nor assumes any responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors or omission in any information statement, opinion or forecast contained in this Supplemental Information Memorandum.

No authorisation

No person has been authorised to give any information or make any representation not contained in this Supplemental Information Memorandum or in the Original Information Memorandum in connection with the Issuer, or its subsidiaries, the Program or the offer or subscription of the Notes. If given or made, such representation or information must not be relied upon as having been authorised by the issuer or its subsidiaries or the Arranger or, when appointed, any of the Dealers.

Currency of Information

Neither the delivery of this Supplemental Information Memorandum, the Original Information Memorandum or any Pricing Supplement nor the offer or subscription of Notes implies or should be relied upon as a representation or warranty that the information contained in this Supplemental Information Memorandum or the Original Information Memorandum concerning the issuer or its subsidiaries is correct at any time subsequent to the date of this Supplemental Information Memorandum or that any information supplied in connection with the Program is correct as of any time subsequent to the date indicated.

Distribution

The distribution of this Supplemental Information Memorandum, the Original Information Memorandum and any Pricing Supplement and the offer or subscription of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Supplemental Information Memorandum (including any documents incorporated by reference in it) or any Notes come must inform themselves about and observe any such restrictions.

No registration in the United States

The Notes have not been and will not be registered under the Securities Act of 1933 of the United States (as amended), and include Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold, delivered or transferred within the United States or to, or for the account of, U.S. persons (as defined in Regulation S under the Securities Act).

No public offer in the United Kingdom

The Issuer has not authorised any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, (the “Regulations”) of Notes having a maturity of one year or more which have not been admitted to listing in accordance with Part VI of the FSMA. Such Notes may not be lawfully offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations.

No offer

None of this Supplemental Information Memorandum, the Original Information Memorandum, nor any Pricing Supplement constitutes nor is it intended to constitute an offer or an invitation by or on behalf of the Issuer, or its subsidiaries, the Arranger or, when appointed, any Dealers to any person to subscribe for, purchase or otherwise deal in any Notes, nor it is intended to be used for the purpose of or in connection with offers or invitations to subscribe for, purchase or otherwise deal in any Notes.

No independent verification

The Arranger and, when appointed, the Dealers have not separately verified the information contained in this Supplemental Information Memorandum or in the Original Information Memorandum. None of this Supplemental Information Memorandum, the Original Information Memorandum nor any other information supplied in connection with the Program is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, the Arranger or, when appointed, any of the Dealers that any recipient of this Supplemental Information Memorandum, the Original Information Memorandum or any other information supplied in connection with the Program should purchase the Notes nor does it constitute an offer or an invitation to subscribe for Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Supplemental Information Memorandum and the Original Information Memorandum and any purchase of Notes should be based upon such investigation as it considers necessary. The Arranger and, when appointed, the Dealers do not undertake to review the financial condition or affairs of the Issuer during the life of the Program or to advise any investor or potential investor in the Notes of any information relating to the Issuer.

No significant change

Save as disclosed in this Supplemental Information Memorandum there has been no significant change and no significant new matter has arisen since the publication of the Original Information Memorandum.

The information set out under the heading “General” on page 9 of the Original Information Memorandum is updated by inserting the following additional paragraph:

     Telstra announced continuing revenue growth in its 2004/2005 third quarter market update:

•	reported sales revenue grew by 6.5% in the third quarter and 7.4% to A$16.6 billion year to date;

•	underlying sales revenue grew by 3.3% in the third quarter and 4.3% to A$16.1 billion year to date;

•	underlying domestic sales revenue grew by 2.8% in the third quarter and 4.0% to A$15 billion year to date;

•	Internet & IP Solutions revenue grew by 38% in the third quarter and 35% or A$251 million year to date;

•	mobiles revenue grew by 7.6% in the third quarter and 8.3% or A$238 million year to date; and

•	underlying advertising and directories revenue grew by 15% in the third quarter and 8.3% or A$83 million year to date.

The information set out under the heading “3G wireless service” on page 14 of the Original Information Memorandum is updated by deleting the text from line six beginning “We entered into a network sharing agreement...” to “Brisbane, Adelaide and Perth.” and inserting the following:

On 6 December 2004, we signed agreements with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing third generation (3G) radio access network and fund future development. The final agreements with H3GA create an asset sharing arrangement, where we have acquired a 50% interest in H3GA’s existing 3G Radio Access Network (RAN) assets. The purchase price for the 50% interest in the 3G RAN assets was A$450 million, 5% of which has been paid with the balance payable by instalments until 1 July 2006..

The information set out under the heading “Data and Internet services” on page 16 of the Original Information Memorandum is updated by inserting the following additional paragraph:

On 17 September, 2004, we acquired 100% of the issued share capital of ESA Holding Pty Limited and its controlled entities, Damovo (Australia) Pty Limited and Damovo HK Limited for A$64.3 million.

The information set out under the heading ‘Advertising and directories” on page 18 of the Original Information Memorandum is updated by inserting the following additional paragraph:

On 20 December 2004, we acquired Universal Publishers Pty Ltd for A$46 million, including acquisition costs.

The information set out under the heading “Solutions Management” on page 20 of the Original Information Memorandum is updated by removing the phrase “On 19 July 2004, we completed the acquisition of KAZ Group Ltd (KAZ) for A$333 million.” and replacing it with:

On 19 July 2004, we acquired 100% of the issued share capital of the KAZ Group Limited and its controlled entities for A$342 million, including acquisition costs;

and inserting the following additional paragraph immediately after the dot points:

On 8 November 2004, we agreed in principle to sell our interest in Infonet Services Corporation to British Telecommunications plc for A$68.5 million. Once the proceeds of this sale are added to our share sales associated with Infonet’s initial public offering in December 1999, we expect to realise a pre-tax gain of approximately A$164.5 million.”

The information set out under the heading “International Investments” on page 21 of the Original Information Memorandum is updated by deleting the phrase at dot point four “On 25 August 2004, we announced our acquisition of PSINet UK for A$127 million (D50million),” and replacing it with:

On 25 August 2004, we acquired 100% of the issued share capital of PSINet UK Limited and its controlled entities for A$127 million, including acquisition costs.

The information set out under the heading “Competition Rule” on page 34 of the Original Information Memorandum is updated by deleting the paragraph beginning “A competition notice relating to changes to BigPond Broadband...” and replacing it with:

The ACCC issued a Competition Notice on 19 March 2004 notifying that the ACCC had reason to believe that Telstra was engaging in anti-competitive conduct in breach of the Trade Practices Act 1974 in its supply of broadband ADSL services to wholesale and retail customers. The notice was revoked on 21 February 2005 following an agreement with Telstra resolving the matters raised in relation to the Competition Notice. Telstra did not admit liability for any breach under the Act. Telstra has agreed to adhere to a Notification Protocol for Broadband Pricing Changes for 12 months, in which Telstra must notify the ACCC in advance of future changes to retail broadband prices. Telstra also agreed to work with the ACCC, using independent expert advice, to determine a process for deciding the appropriate price relativities in future, as well as offering its wholesale customers revised pricing and a rebate totalling A$6.5 million.

The information set out under the heading “Retail price restrictions” on page 35 of the Original Information Memorandum is updated by deleting the paragraph beginning “The Commonwealth Government...” and replacing it with:

The current price control arrangements made by the Minister for Communications, Information Technology and the Arts under the Telecommunications Act 1997 for our local, long distance and international fixed line calls, line rentals and connection services are due to expire on 30 June 2005. At the Minister’s direction, the ACCC held a public inquiry in relation to the current arrangements and released a draft report of its inquiry in November 2004. The final ACCC report was released on 30 March 2005, although no Government decision has yet been announced. If the Minister decides to adopt the ACCC’s recommendation to implement price controls that are more extensive than under the current arrangements, this may impact upon Telstra’s profitability.

The information set out under the heading “Access pricing” on page 37 of the Original Information Memorandum is updated by inserting the following additional paragraph:

On 13 December 2004, we lodged four undertakings with the ACCC specifying the monthly usage charge and the connection and/or disconnection charge for each of Unconditioned Local Loop Service and Spectrum Sharing Service (also known as Line Sharing Service) in 2004/05 and 2005/06. Acceptance of the undertakings will provide certainty in the short term.

The information set out under the heading “Mobile terminating access” on page 38 of the Original Information Memorandum is updated by deleting all text from “The ACCC also proposed new pricing principles...” to “currently subject to an appeal lodged by another carrier.” and replacing it with:

The ACCC also decided that the price for Mobile Terminating Access Service (“MTAS”) should be reduced. It published pricing principles for MTAS that included a ‘glide path’ of MTAS prices starting at 18 cents per minute (“cpm”) on 1 January 2005 and reducing by 3 cpm over each of the next two years to 12 cpm on 1 January 2007. Until recently, prices for MTAS were approximately 21 cpm. Telstra is a net outpayer of MTAS charges. Vodafone commenced a Federal Court action challenging the validity of the ACCC’s pricing principles and lodged an access undertaking with the ACCC containing pricing which is substantially higher than the ACCC’s, coupled with a “pass-through safeguard” which sets a maximum retail price for fixed to mobile services provided by an access seeker. Optus has also lodged an access undertaking with higher charges than those determined by the ACCC. The ACCC has commenced a public consultation on the Optus undertaking. Telstra has successfully concluded commercial negotiations with Vodafone and Optus on MTAS pricing.

The information set out under the heading ‘Universal service and digital data service obligations” on page 41 of the Original Information Memorandum is updated by inserting the following additional paragraph immediately after the second paragraph:

At the direction of the Minister for Communications, Information Technology and the Arts, the Australian Communications Authority (ACA) has conducted a public enquiry and provided advice to the Minister on universal service obligation (USO) subsidies for the 2005-06 to 2007-08 financial years. These subsidies can be claimed by universal service providers (USP) for fulfilling the USO. Currently, Telstra is the sole USP. Subsidies are currently funded by all licensed telecommunications carriers on the basis of eligible revenue. The Minister has determined USO subsidies for the period up to and including 2004-05. The Telecommunications Act 1997 provides that the Minister may determine subsidies after receiving advice from the ACA. In the past, the Minster has set USO subsidies at a level that has not allowed Telstra to fully recover its costs of fulfilling the USO.

The information set out under the heading ‘Hong Kong Telecommunications Regulatory information” on page 44 of the Original Information Memorandum is updated by inserting the following additional paragraph immediately after the first paragraph:

On 18 April 2005, Telstra and PCCW Limited (shareholders in REACH) announced changes to the REACH operational model, including:

•	the allocation of dedicated components of REACH’s international cable capacity to Telstra and PCCW;

•	Telstra and PCCW each paying REACH US$157 million (in Telstra’s case settled by way of a discharge of REACH’s liabilities under the Capacity Prepayment Agreement);

•	Telstra and PCCW have each committed to funding a half share of REACH’s committed capital expenditure (up to 2022) being about US$106 million each;

•	REACH will manage allocated capacity on behalf of Telstra and PCCW and provide Telstra and PCCW with outsourced and other services including data and voice; and

•	Telstra and PCCW will each pay REACH an outsourcing fee on a cost-plus mark up basis. Satellite services will be purchased at market rates.

The information set out under the heading “Directors” on page 54 of the Original Information Memorandum is updated by deleting the text in table footnote (2) “On 27 August 2003, the Telstra Board...” and replacing it with:

On 1 December 2004, Telstra announced that its Chief Executive Officer and Managing Director, Dr Zygmunt Switkowski, had agreed with the Telstra Board of Directors that he will step down on 1 July 2005, or earlier if a new CEO is appointed prior to that date.

The information set out under the heading “Capitalisation and indebtedness” on page 60 of the Original Information Memorandum is updated by deleting all of the text under the heading and replacing it with:

The following table has been prepared in accordance with AGAAP (including but not limited to AGAAP applicable to interim financial reporting) and shows our capitalisation extracted from our reviewed half-year financial report for the half-year ended 31 December 2004.

As at
31 December 2004 (5)
(in millions)
A$

Short-term debt (1)	3,360

Long-term debt (2) Telecom/Telstra bonds	2,616
Loans	6,884
Cross currency swap hedge	567
Finance leases	49

Total long-term debt	10,116

Shareholders’ equity
Ordinary shares (12,443,074,357 fully paid ordinary shares issued)	5,793
Reserves	(160)
Retained profits (3)	9,619
Minority interests	2

Total shareholders’ equity	15,254

Total capitalisation (4)	28,730

(1)	Includes the current portion of long-term debt. A$3,355 million of short term debt is unsecured and unguaranteed. A$5 million of finance leases are secured but unguaranteed.

(2)	With the exception of the finance leases which are secured but unguaranteed, all long term debt is unsecured and unguaranteed.

(3)	On 10 February 2005, we declared a fully franked interim dividend of A$0.14 per ordinary share and a fully franked special dividend of A$0.06 per ordinary share payable on 29 April 2005.

(4)	Total capitalisation consists of short-term debt, long-term debt and shareholders’ equity, including minority interests.

(5)	Except as described above, there has been no material change in the consolidated capitalisation or indebtedness of the Company since 31 December 2004.

On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our ongoing capital management program. The ordinary shares were bought back at A$4.05 per share, for a total value of A$750 million including both a capital and dividend component. The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 2.87% of our non Commonwealth owned ordinary shares were bought back.

In March 2005 the Commonwealth Government commissioned a scoping study into the possible sale of its remaining shares in Telstra (being 51.8% of the number of issued shares). The scoping study will examine whether the sale will deliver an appropriate return and, if so, how and when the sale should occur. A sale could occur in one or more tranches and involve a restructuring of Telstra’s businesses, as well as share buy backs by Telstra. The scoping study is due to be presented to the Government in the middle of 2005.

The information set out under the heading “Contingent liabilities and contingent assets” on page 60 of the Original Information Memorandum is updated by deleting the text in the first line “30 June 2004” and replacing it with:

31 December 2004

The information set out under the heading “Indemnities, performance guarantees and financial support” on page 61 of the Original Information Memorandum is updated by deleting the text under dot point five and replacing it with:

As at 30 June 2004, we provided guarantees over the performance of third parties under defeasance arrangements, whereby lease payments are made on our behalf by the third parties over the remaining terms of finance leases. As at 31 December 2004, the lease payments over the remaining period of the leases (approximately 11 years) amount to A$858 million (30 June 2004: A$981 million). The reduction is predominantly due to movements in foreign exchange rates and semi-annual repayments.

The information set out under the heading ‘FOXTEL minimum subscriber guarantees” on page 61 of the Original Information Memorandum is updated by deleting the sentence “These involve commitments for minimum subscriber fees.” and replacing it with:

At 31 December 2004, we have commitments of A$1,704 million (30 June 2004: A$2,075 million) under these agreements relating mainly to minimum subscriber guarantees. The contingent liability for minimum subscriber guarantees has been adjusted downward from the amount disclosed in our June 2004 financial report as FOXTEL has reviewed the original minimum subscriber guarantee contracts, and reassessed the applicable commitment period for certain contracts;

and deleting the sentence in the second paragraph beginning “As a result, our contingent liabilities...” and replacing it with:

Our contingent liabilities arising from the above agreements have also been adjusted downward by A$371 million during the period.

The information set out under the heading “(h) other withholding taxes on payments in respect of Notes” on page 104 of the Original Information Memorandum is updated by inserting the following immediately after “section 12-140 of”:

Schedule 1 to

The information set out under the heading “(j) supply withholding tax” on page 105 of the Original Information Memorandum is updated by inserting the following immediately after “section 12-190 of”:

Schedule 1 to

The information set out under the heading “(j) goods and services tax (GST)” on page 105 of the Original Information Memorandum is updated by deleting “and” at the end of the paragraph.

The information set out under the heading “(k) debt/equity rules” on page 105 of the Original Information Memorandum is updated by deleting “.” at the end of the paragraph and replacing it with “;”.

The information set out under the heading “Recent Developments” on page 105 of the Original Information Memorandum is updated by deleting all text from “3 Recent Developments” to “foreign exchange gains or losses arising from their holding of those Notes.” and replacing it with:

(l)	additional withholdings from certain payments to non-residents - section 12-315 of Schedule 1 to the Taxation Administration Act gives the Governor-General power to make regulations requiring withholding from certain payments to non-residents after 1 July 2003.

However, section 12-315 expressly provides that the regulations will not apply to interest and other payments which are already subject to the current IWT rules or specifically exempt from those rules. Further, regulations may only be made if the responsible minister is satisfied the specified payments are of a kind that could reasonably relate to assessable income of foreign residents. The regulations promulgated prior to the date of this Information Memorandum are not relevant to any payments in respect of the Notes. Any further regulations should also not apply to repayments of principal under the Notes, as in the absence of any issue discount, such amounts will generally not be reasonably related to assessable income. The possible application of any future regulations to the proceeds of any sale of the Notes will need to be monitored; and

(m)	taxation of foreign exchange gains and losses - Divisions 775 and 960 of the Australian Tax Act contain rules to deal with the taxation consequences of foreign exchange transactions entered into on or after 1 July 2003 (unless a taxpayer elects for them to apply to earlier transactions).

The rules are complex and may also apply to any Note holders who are Australian residents or non-residents that hold Notes that are not denominated in Australian dollars in the course of carrying on business in Australia. Any such Note holders should consult their professional advisors for advice as to how to tax account for any foreign exchange gains or losses arising from their holding of those Notes.

PRINCIPAL OFFICE OF THE ISSUER

Telstra Corporation Limited
242 Exhibition Street
Melbourne Victoria 3000

REGISTERED OFFICE OF THE ISSUER

Level 41
242 Exhibition Street
Melbourne Victoria 3000

ARRANGER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

AUDITORS OF THE ISSUER

Ernst & Young
120 Collins Street
Melbourne Victoria 3000

FISCAL AGENT

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

PAYING AGENTS

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

AUSTRALIAN REGISTRAR

Austraclear Services Limited
30 Grosvenor Street
Sydney NSW 2000

NEW ZEALAND REGISTRAR

Computershare Investor Services Limited
Level 2
JD Edwards Building
159 Hurstmere Road
Takapuna
Auckland 1020

AUTHORISED ADVISER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

LEGAL ADVISERS

to the Issuer as
to Australian law

Mallesons Stephen Jaques
Level 50
Bourke Place
600 Bourke Street
Melbourne Victoria 3000

to the Issuer as
to New Zealand law

Bell Gully
Vero Centre
48 Shortland Street
Auckland

to the Dealers as
to English law

Clifford Chance Limited Liability Partnership
10 Upper Bank Street
London El4 5JJ

22 June 2005	202 / 2005

Telstra announces successful €1billion Eurobond issue

Telstra today announced the successful completion of a €1.0 billion Eurobond issue comprising two €0.5 billion tranches with five and ten year maturities.

The bond was almost four times over-subscribed and the order book closed early having received more than 250 individual orders from a wide range of major European and Asian fixed income investors.

The bond issue follows a recent well received roadshow led by Telstra’s Chief Financial Officer, Mr John Stanhope and Corporate Treasurer, Mr Cliff Davis.

“This was an exceptional result and all the more remarkable given our negative ratings outlook and the significant uncertainties surrounding Telstra’s transition to full privatisation,” Mr Stanhope said.

“It is a tribute to the depth, maturity and long standing support for Telstra in the Euro markets that we could get a superb result like this without having to pay a premium. We achieved our preferred maturity targets and pricing was right in line with fair value in the secondary market and telco comparables,” he said.

“This transaction is likely to be Telstra’s last issue in the public markets prior to privatisation which is expected in late 2006 and meets a significant part of Telstra’s known 2005/2006 funding requirements and puts Telstra in good shape going forward.”

The pricing for the fixed rate issues were equivalent to 37 and 57 basis points over the Euro five and ten year mid-swap levels and provides Telstra with a competitive cost of funding on an all-in cost basis after swapping into Australian dollars.

Issue proceeds will be mainly used for general working capital purposes and to refinance maturing debt.

The bond issue was jointly led by Barclays Capital, BNP Paribas, Deutsche Bank and JP Morgan.

Telstra is Australia’s leading telecommunications services provider with long term rating of A+ (negative outlook) by S&P, A1 (negative outlook) by Moody’s and A+ (stable) by Fitch.

Telstra Media Contact
Kerrina Lawrence
Telstra Media Relations
03 9634 5611
0419 352 313

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at:
www.telstra.com.au/communications/media

Telstra Corporation Limited
ABN 33 051 775 556

27 June 2005

The Manager

Company Announcements Office
Australian Stock Exchange
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra Eurobond Issue 2005 – Additional Supplementary Information
Memorandum

Please find attached an additional Supplementary Information Memorandum which has been lodged with the United Kingdom Listing Authority. This updates the original Information Memorandum dated 23 September 2004 and the Supplementary Information Memorandum dated 6 June 2005.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Supplemental Information Memorandum

Telstra Corporation Limited

(ABN 33 051 775 556)
(incorporated with limited liability in the Commonwealth of Australia)

€8,000,000,000
Debt Issuance Program

These supplementary listing particulars (“Supplemental Information Memorandum”) are prepared in connection with the €8,000.000.000 Debt Issuance Program (“Program”) of Telstra Corporation Limited (“Issuer”) and are supplemental to, and should be read in conjunction with, the Information Memorandum dated 23 September 2004 (“Original Information Memorandum”) and the Supplemental Information Memorandum dated 6 June 2005. This Supplemental Information Memorandum comprises supplementary listing particulars as required under section 81 of the Financial Services and Markets Act 2000 (FSMA”).

Copies of this Supplemental Information Memorandum, which comprises supplementary listing particulars approved by the United Kingdom Listing Authority in accordance with Part VI of the FSMA, have been delivered for registration to the Registrar of Companies In England and Wales as required by section 83 of the FSMA.

Arranger

JPMorgan

23 June 2005

Important Notice

Responsibility

Unless otherwise defined in this Supplemental Information Memorandum, terms defined in the Original Information Memorandum have the same respective meaning where they appear in this Supplemental Information Memorandum.

The Issuer accepts responsibility for all information contained in this Supplemental Information Memorandum. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplemental Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the Act or the Listing Rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

This Supplemental Information Memorandum should be read and construed with any amendment or supplement to it, with any Pricing Supplement and with any other documents incorporated by reference as set out under the section in the Original Information Memorandum entitled “Documents Incorporated by Reference” provided always that any such amendment or supplement and any other such documents incorporated by reference shall not form part of the listing particulars or the supplementary listing particulars as comprised by the Original Information Memorandum, the Supplemental Information Memorandum dated 6 June 2005 and this Supplemental Information Memorandum, respectively.

None of the Arranger nor, when appointed, the Dealers makes any representation or warranty, express or implied as to, nor assumes any responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors or omission in any information statement, opinion or forecast contained in this Supplemental Information Memorandum.

No authorisation

No person has been authorised to give any information or make any representation not contained in this Supplemental Information Memorandum or in the Original Information Memorandum in connection with the Issuer, or its subsidiaries, the Program or the offer or subscription of the Notes. If given or made, such representation or information must not be relied upon as having been authorised by the Issuer or its subsidiaries or the Arranger or, when appointed, any of the Dealers.

Currency of Information

Neither the delivery of this Supplemental Information Memorandum, the Original Information Memorandum or any Pricing Supplement nor the offer or subscription of Notes implies or should be relied upon as a representation or warranty that the information contained in this Supplemental Information Memorandum or the Original Information Memorandum concerning the Issuer or its subsidiaries is correct at any time subsequent to the date of this Supplemental Information Memorandum or that any information supplied in connection with the Program is correct as of any time subsequent to the date indicated.

Distribution

The distribution of this Supplemental Information Memorandum, the Original Information Memorandum and any Pricing Supplement and the offer or subscription of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Supplemental Information Memorandum (including any documents incorporated by reference in it) or any Notes come must inform themselves about and observe any such restrictions.

No registration in the United States

The Notes have not been and will not be registered under the Securities Act of 1933 of the United States (as amended), and include Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold, delivered or transferred within the United States or to, or for the account of, U.S. persons (as defined in Regulation S under the Securities Act).

2

No public offer in the United Kingdom

The Issuer has not authorised any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, (the “Regulations”) of Notes having a maturity of one year or more which have not been admitted to listing in accordance with Part VI of the FSMA. Such Notes may not be lawfully offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations.

No offer

None of this Supplemental Information Memorandum, the Original Information Memorandum, nor any Pricing Supplement constitutes nor is it intended to constitute an offer or an invitation by or on behalf of the Issuer, or its subsidiaries, the Arranger or, when appointed, any Dealers to any person to subscribe for, purchase or otherwise deal in any Notes, nor it is intended to be used for the purpose of or in connection with offers or invitations to subscribe for, purchase or otherwise deal in any Notes.

No independent verification

The Arranger and, when appointed, the Dealers have not separately verified the information contained in this Supplemental Information Memorandum or in the Original Information Memorandum. None of this Supplemental Information Memorandum, the Original Information Memorandum nor any other information supplied in connection with the Program is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, the Arranger or, when appointed, any of the Dealers that any recipient of this Supplemental Information Memorandum, the Original Information Memorandum or any other information supplied in connection with the Program should purchase the Notes nor does it constitute an offer or an invitation to subscribe for Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Supplemental Information Memorandum and the Original Information Memorandum and any purchase of Notes should be based upon such investigation as it considers necessary. The Arranger and, when appointed, the Dealers do not undertake to review the financial condition or affairs of the Issuer during the life of the Program or to advise any investor or potential investor in the Notes of any information relating to the Issuer.

No significant change

Save as disclosed in this Supplemental Information Memorandum there has been no significant change and no significant new matter has arisen since the publication of the Supplemental Information Memorandum dated 6 June 2005.

3

The information set out under the heading “Access pricing” on page 37 of the Original Information Memorandum (as amended by the Supplemental Information Memorandum dated 6 June 2005) is updated by inserting the following additional paragraph:

In April 2005, the ACCC commenced a review of local telecommunications services. The ACCC’s inquiry involves both a review of the current local carriage service declaration under Part XIC of the Trade Practices Act, and a more comprehensive review of the ACCC’s approach to regulating the fixed line local telecommunications market. Depending on its outcome, the review may impact on the access prices for various local call and/or basic access services provided by Telstra. The review is unlikely to be completed before late 2005.

The information set out under the heading “Directors” on page 54 of the Original Information Memorandum (as amended by the Supplemental Information Memorandum dated 6 June 2005) is updated by inserting the following additional text in table footnote (2):

On 9 June 2005, Telstra announced that it had appointed Solomon Trujillo as Chief Executive Officer and as an Executive Director. Mr Trujillo will take up his appointment on 1 July 2005.

The information set out under the heading “Zygmunt E Switkowski” on page 55 of the Original Information Memorandum is updated by deleting “since March 1999” in the third line and replacing it with:

until 1 July 2005

The biography information for each of the directors set out on pages 54 to 56 of the Original Information Memorandum is updated by inserting the following additional paragraph at the end of the existing information:

     Solomon Trujillo — BSc (Bus), MBA
     Age 53
     Chief Executive Officer (CEO) and Executive Director
     CEO and Executive Director as of 1 July 2005

Formerly Chief Executive Officer of Orange, formerly Chief Executive Officer of Gravitron, formerly Chairman, Chief Executive Officer and President of US West Inc. Mr Trujillo is currently sitting on the boards of Pepsi, Target, Gannett (the newspaper chain) and EDS. He will leave all but one of these board positions.

4

PRINCIPAL OFFICE OF THE ISSUER

Telstra Corporation Limited
242 Exhibition Street
Melbourne Victoria 3000

REGISTERED OFFICE OF THE ISSUER

Level 41
242 Exhibition Street
Melbourne Victoria 3000

ARRANGER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

AUDITORS OF THE ISSUER

Ernst & Young
120 Collins Street
Melbourne Victoria 3000

FISCAL AGENT

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

PAYING AGENTS

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

AUSTRALIAN REGISTRAR

Austraclear Services Limited
30 Grosvenor Street
Sydney NSW 2000

NEW ZEALAND REGISTRAR

Computershare Investor Services Limited
Level 2
JD Edwards Building
159 Hurstmere Road
Takapuna Auckland 1020

AUTHORISED ADVISER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

5

LEGAL ADVISERS

to the Issuer as
to Australian law

Mallesons Stephen Jaques
Level 50
Bourke Place
600 Bourke Street
Melbourne Victoria 3000

to the Issuer as
to New Zealand law

Bell Gully
Vero Centre
48 Shortland Street
Auckland

to the Dealers as
to English law

Clifford Chance Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name:	Douglas Gration
Title:	Company Secretary

Date: 30 June 2005